SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ----------------------


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                             MDI Entertainment, Inc.
                             -----------------------
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
            ---------------------------------------------------------
                         (Title of Class of Securities)



                                    55268S109
                                    ---------
                                 (CUSIP Number)

                                 March 14, 2001
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |X|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)


                                Page 1 of 6 Pages


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                                  SCHEDULE 13G

CUSIP No. 55268S109                                           Page 2 of 6 Pages
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1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Autotote Corporation
                  Scientific Games Holdings Corp.
                  Scientific Games Finance Corporation
                  Scientific Games Inc.
--------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
       The shares of MDI Entertainment, Inc. reported on herein
       are held by Scientific Games Inc., a wholly owned         (b) |X|
       indirect subsidiary of Autotote Corporation and of
       Scientific Games Holdings Corp., and a wholly owned
       subsidiary of Scientific Games Finance Corporation.
--------------------------------------------------------------------------------
3)     SEC USE ONLY

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4)     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware, U.S.A.
--------------------------------------------------------------------------------
       NUMBER                5)     SOLE VOTING POWER
       OF                           0
       SHARES            -------------------------------------------------------
       BENEFICIALLY          6)     SHARED VOTING POWER
       OWNED BY                     708,333
       EACH              -------------------------------------------------------
       REPORTING             7)     SOLE DISPOSITIVE POWER
       PERSON                       0
       WITH              -------------------------------------------------------
                             8)     SHARED DISPOSITIVE POWER
                                    708,333
--------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       708,333
--------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                   |_|
--------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.3%
--------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

                                    Schedule 13G

Item 1(a).  Name of Issuer:

MDI Entertainment, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

MDI Entertainment, Inc.
201 Ann Street
Hartford, Connecticut  06103

Item 2(a).  Name of Persons Filing:

Autotote Corporation
Scientific Games Holdings Corp.
Scientific Games Finance Corporation
Scientific Games Inc.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

Autotote Corporation
750 Lexington Avenue, 25th Floor
New York, New York  10022

Scientific Games Holdings Corp.
1500 Bluegrass Lakes Parkway
Alpharetta, Georgia  30004

Scientific Games Finance Corporation
1500 Bluegrass Lakes Parkway
Alpharetta, Georgia  30004

Scientific Games Inc.
1500 Bluegrass Lakes Parkway
Alpharetta, Georgia  30004

Item 2(c).  Citizenship:

Delaware

Item 2(d).  Title of Class of Securities:

Common Stock

Item 2(e).  CUSIP Number:

55268S109

Item 3.     Not applicable.

Item 4.     Ownership.

            (a)         Amount beneficially owned:  708,333

            (b)         Percent of class:  6.3%

            (c)         Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:  None

                  (ii)  Shared power to vote or to direct the vote:  708,333

                  (iii) Sole power to dispose or to direct the disposition
                        of:  None

                  (iv) Shared power to dispose or to direct the disposition of: 708,333

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

This Schedule 13G has been filed pursuant to Rule 13d-1(c) by Autotote Corporation; Scientific Games Holdings Corp., a wholly owned subsidiary of Autotote Corporation; Scientific Games Finance Corporation, a wholly owned indirect subsidiary of Autotote Corporation; and Scientific Games Inc., a wholly owned indirect subsidiary of Autotote Corporation. Each is a CO for purposes of
Item 3.

Scientific Games Inc. acquired 375,000 shares of the issuer's common stock on March 14, 2001 upon conversion of a convertible debenture of the issuer, in the principal amount of $750,000, originally acquired by Scientific Games Inc. on September 21, 1999. Prior to such conversion, the reporting persons may be deemed to have been the beneficial owners of the shares of common stock issuable upon conversion, as reported in the issuer's annual report on Form 10-K for the year ended December 31, 1999. Scientific Games Holdings Corp. became a wholly owned subsidiary of Autotote Corporation on September 6, 2000.

Item 9.     Notice of Dissolution of Group.

Not applicable

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            This Schedule 13G is filed on behalf of each of Autotote Corporation, Scientific Games Holdings Corp., Scientific Games Finance Corporation, and Scientific Games Inc.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                    AUTOTOTE CORPORATION


                                    By: /s/ Martin E. Schloss
                                       ---------------------------------------
                                       Name:  Martin E. Schloss
                                       Title: Vice President and General Counsel
                                       Date: April 4, 2001


                                    SCIENTIFIC GAMES HOLDINGS CORP.


                                    By: /s/ Martin E. Schloss
                                       ---------------------------------------
                                       Name:  Martin E. Schloss
                                       Title: Vice President
                                       Date:  April 4, 2001


                                    SCIENTIFIC GAMES FINANCE CORPORATION


                                    By:/s/ Gerard D. Scheinbach
                                       ---------------------------------------
                                       Name:  Gerard D. Scheinbach
                                       Title: President
                                       Date:  April 4, 2001


                                    SCIENTIFIC GAMES INC.


                                    By: /s/ Martin E. Schloss
                                       ---------------------------------------
                                       Name:  Martin E. Schloss
                                       Title: Vice President
                                       Date:  April 4, 2001